Mail Stop 4561

February 15, 2008

By U.S. Mail and facsimile to (847) 627-7087

Richard W. Gochnauer, Chief Executive Officer
United Stationers, Inc.
One Parkway North Boulevard, Suite 100
Deerfield, IL 60015

      Re: United Stationers, Inc.
              Definitive 14A
              Filed April 4, 2007
              File No. 000-10653

Dear Mr. Gochnauer:

      We have reviewed your January 15, 2008 response to our comments of November 29, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets for 2007 under the Management Incentive Plan. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.   We do not have any further comments on your filing.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3397.

                                Sincerely,

                                Jay E. Ingram
                                Senior Attorney